

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 18, 2016

David J. Matlin
Chairman and
Chief Executive Officer
Matlin & Partners Acquisition Corporation
520 Madison Avenue
New York, New York 10022

> **Re: Matlin & Partners Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted April 21, 2016**
> **CIK No. 0001670349**

Dear Mr. Matlin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that you "cannot guarantee that [y]our securities will be approved for listing on NASDAQ." Please tell us whether you intend to know before this registration statement is effective whether NASDAQ has approved your listing application. In this regard, we note that you discuss a number of conditions and limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

General, page 2

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please place the disclosure of Mr. Matlin's prior experience in context throughout the prospectus by quantifying the amount of distressed-for-control investments made by the Global Distressed Securities Group at Credit Suisse. Please also provide additional context by quantifying the investments in which Mr. Matlin was personally involved and the timeframe during which these investments were made.

4. We note your statement regarding the number of boards of directors on which Mr. Matlin and "individuals under his supervision" have served. Please put this information into context by disclosing how many of these boards of directors were for public companies. Please also tell us whether all of these directorships were directly related to investments by Credit Suisse and MatlinPatterson.

Business Strategy, page 3

5. We note your statement that you plan to "capitalize on [y]our management's experience in turning around such a business to create shareholder value." Please elaborate upon management's experience turning around companies and creating shareholder value.

Acquisition Criteria, page 4

6. Please discuss the circumstances that would lead your management team to pursue a target entity that is outside the enumerated criteria and guidelines listed on page 4.

Our Acquisition and Investment Process, page 5

7. We note your statement on page 5 that members of your management team may own common stock and warrants following the offering. It appears that members of your management team will own common stock and warrants following the offering. Please revise, or tell us why you believe it is not likely that members of your management team will own common stock and warrants following the offering.

The Offering

Founder shares, page 11

8. Please provide additional detail about when certain founder shares will be forfeited, including how the underwriters' exercise of the over-allotment option will affect the forfeiture of these shares.

Permitted purchases of public shares by our affiliates, page 15

9. Please revise your disclosure to clarify that the purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination is to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.

Manner of conducting redemptions, page 17

10. We note your disclosure here and throughout your prospectus that your initial shareholders have agreed to vote their shares in favor of any proposed business combination. Please revise your disclosure to clarify whether this this agreement, or any related agreement, is a written agreement, and if so, please file such agreements as exhibits to the registration statement.

11. Please disclose whether the $5,000,001 of net tangible assets is calculated before or after you pay your underwriters fees and commissions.

Risk Factors

NASDAQ may delist our securities from trading on its exchange…, page 30

12. In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your NASDAQ listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

We are not required to obtain an opinion from an independent investment…, page 38

13. We note that your risk factor discloses that you are not required to obtain an opinion from an unaffiliated third party indicating that the price you are paying is fair to your shareholders from a financial point of view unless the target is an affiliated entity. Please incorporate this information under a separate risk factor with a title specifically

highlighting that you may acquire a business target from a company affiliated with management.

We may attempt to simultaneously complete business combinations…, page 45

14. Please clarify here, as you do on page 6, that you do not intend to purchase multiple businesses in unrelated industries.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 63

15. We note your disclosure that you do not expect the interest earned on the amount in the trust to be sufficient to pay your taxes. Please disclose the source of funds that you expect to use to pay Delaware franchise taxes. Additionally, if you expect to use all interest generated from the trust account to pay taxes such that there will not be any interest available to utilize in redemption or liquidation of shares, please clarify this fact throughout the filing.

Deal Origination, page 72

16. We note your disclosure that your management will source its "global contacts" and securities broker-dealers for investment opportunities. Please tell us whether you will pay referral fees, or any similar fees, to these contacts if you complete a combination with a target that was referred from one of these sources. If so, please disclose the material terms of any agreement in place with these sources.

Stockholders may not have the ability to approve our initial business combination, page 79

17. Please provide us your analysis of how your ability to choose between seeking shareholder approval for a proposed business combination and conducting a tender offer would change if you were to satisfy the definition of a foreign private issuer. Also tell us about any other material changes to the disclosures in your prospectus if you were to satisfy the definition of a foreign private issuer.

Limitation on redemption upon completion of our initial business combination…, page 82

18. We note your disclosure that your initial shareholders, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of your initial business combination. Please clarify whether your affiliates are similarly restricted as public stockholders from seeking redemption rights with respect to more than an aggregate of 10% of the shares sold in this offering.

Tendering stock certificates in connection with a tender offer or redemption rights, page 83

19. Please include disclosure in the summary section of this prospectus that public
stockholders seeking to exercise their redemption rights may be required to tender their
certificates or deliver their shares to perfect their redemption rights.

Election to remain an investor, page 91

20. Please expand your disclosure in the "Terms of Our Offering" column to clarify the
amount of time that you are required to give investors to consider whether to elect to
redeem their shares.

Release of funds, page 93

21. Please clarify here and on page 20 whether the funds released to you upon completion of
a business combination include the funds that will then be paid to redeeming
stockholders, or the trustee will directly send the appropriate portion of the amount held
in trust to the redeeming stockholders at the time of the business combination. In this
regard, we note your disclosure on page 14 that the trust funds will not be released to you
until the redemption of all public shares.

Certain Relationships and Related Party Transactions, page 109

22. Please disclose whether your sponsor has loaned you any funds to be used for a portion of
the offering expenses to date.

Note 4. Related Party Transactions

Founder Shares, page F-11

23. Please provide footnote disclosure regarding the conversion terms of the Class F common
stock, including the conversion ratio and the terms of the adjustment provision associated
with the conversion ratio. Refer to ASC 505-10-50-3. In addition, and with reference to
the authoritative literature on which you relied, please tell us the accounting implications
of the conversion ratio being adjustable.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products